EXHIBIT 21

BLUE EARTH, INC.

LIST OF SUBSIDIARIES

NAME	OWNERSHIP	STATE OF INCEPTION
Blue Earth Energy Management, Inc.	100% owned	Nevada
Blue Earth Management Services, Inc.	100% owned	Nevada
Castrovilla, Inc.	100% owned	California
Blue Earth Tech, Inc.	100% owned	Nevada